AMENDMENT TO FUND ACCOUNTING AGREEMENT

THIS Amendment TO FUND ACCOUNTING AGREEMENT (this “Amendment”) effective as of February 5, 2024, by and among CM Advisors Family of Funds, a limited liability company organized under the laws of the state of Delaware (the “Trust”), and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”).

WHEREAS, Ultimus and the Trust are parties to that certain Fund Accounting Agreement dated November 20, 2006, as amended (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement as described herein.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.       Amendments.

(a)	Schedule B to the Agreement hereby is deleted in its entirety and replaced with Schedule B attached hereto, as the same may be amended from time to time.

2.       Miscellaneous.

(a)       Except as amended hereby, the Agreement shall remain in full force and effect.

(b)       This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

CM ADVISORS FAMILY OF FUNDS By: /s/ James D. Brilliant James D. Brilliant President, CM Advisors Family of Funds	ULTIMUS FUND SOLUTIONS, LLC By: /s/ Gary Tenkman Gary Tenkman Chief Executive Officer

SCHEDULE B

TO THE FUND ACCOUNTING AGREEMENT BETWEEN

CM ADVISORS FAMILY OF FUNDS

AND

ULTIMUS FUND SOLUTIONS, LLC

DATED NOVEMBER 20, 2006

FEES AND EXPENSES

FEES:

The Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Portfolio as follows:

Base fee per Portfolio per year as follows:

	One	Two	Three
CM Advisors Fixed Income Fund	$_____	$_____	$_____

Number of Share Classes

Plus an asset based fee of:

Average Daily Net Assets	Asset Based Fee
$0 to $500 million	_____%
In excess of $500 million	_____%

PRICE QUOTES:

Price Quotes. The Trust on behalf of each Portfolio agrees to pay the charges for primary securities/commodity price quotes, which charges are determined by Ultimus’ cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

Canadian and Domestic Equities	$_____
International Equity (Non-Fair Value)	$_____
International Equity (Fair Value)	$_____
Options	$_____

Futures (Listed)	$_____
Corporate Bonds, MBS Bonds, MBS ARMs, & Money Markets	$_____
Government/Agency	$_____
Floating Rate MTN	$_____
Municipal Bonds	$_____
High Yield Corporate Bonds & High Yield Municipal Bonds	$_____
International Bond	$_____
ABS & ABS Home Equity	$_____
CMO Non-Agency Whole Loan ARMs, CMOs, & CMO Other ARMs	$_____
CMBS	$_____
CDO & CLO	$_____
Leverage Loans/Bank loans [monthly]	$_____
Exchange Rates - Spot and Forwards	$_____

Other Securities/Complex, Hard-to-Value	Market
Manual Pricing Inputs/Advisor Provided	$_____ per month up to 10 manual inputs
Controlled Foreign Corporation (CFC)	$_____/month/CFC

PERFORMANCE REPORTING:

For Performance Reporting (including After-Tax Performance Reporting), Ultimus charges each share class a fee of $_____ per month.

OUT-OF-POCKET EXPENSES:

The fees set forth above shall be in addition to the payment of out-of-pocket expenses, as provided for in Section 4 of the Agreement.

The parties duly executed this Schedule B as of February 5, 2024.

	CM Advisors Family of Funds		Ultimus Fund Solutions, LLC
By:	/s/ James Brilliant	By:	/s/ Gary Tenkman
Name:	James D. Brilliant	Name:	Gary Tenkman
Title:	President, CM Advisors Family of Funds	Title:	Chief Executive Officer